TELEFONOS DE MEXICO, S.A. DE C.V.

November 07, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 07, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.45,937,000.00 and 13,200 class "A" shares of Telmex at an aggregate price of P.240,240.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

November 06, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 06, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.45,105,260.00 and 25,000 class "A" shares of Telmex at an aggregate price of P.452,750.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

November 05, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 05, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.44,643,753.00 and 25,000 class "A" shares of Telmex at an aggregate price of P.445,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

November 04, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 04, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,500,000 class "L" shares of Telmex at an aggregate price of P.44,939,297.00 and 50,000 class "A" shares of Telmex at an aggregate price of P.897,944.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

November 03, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 03, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,480,000 class "L" shares of Telmex at an aggregate price of P.44,269,984.00 and 50,000 class "A" shares of Telmex at an aggregate price of P.889,500.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

October 31, 2003

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on October 31, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2,480,000 class "L" shares of Telmex at an aggregate price of P.44,339,320.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer